FORM 3

                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person

        Union Pacific Corporation
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                           1416 Dodge Street
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                                  (Street)

     Omaha                      Nebraska                      68179
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

    October 15, 2001

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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

    13-2626465

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4.  Issuer Name and Ticker or Trading Symbol

    Motor Cargo Industries, Inc. (CRGO)

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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (X ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_Form filed by One Reporting Person

    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|Common Stock, no    |   Beneficially|   (D) or      |   Beneficial       |
|par value           |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|                    |       0       |       I       |See Explanation of  |
|                    |               |               |Responses Below     |
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[TYPE ENTRIES HERE]




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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

 Not Applicable

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2. Date Exercisable and Expiration Date (Month/Day/Year)

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         Date Exercisable                            Expiration Date

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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

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               Title                          Amount or Number of Shares

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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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EXPLANATION OF RESPONSES:

(1) In connection with the Agreement and Plan of Merger, dated October 15, 2001, by and among Motor Cargo Industries, Inc., Union Pacific Corporation and Motor Merger Co., Union Pacific entered into a Shareholder Agreement, dated as of October 15, 2001, with each of Messrs. Harold R. Tate and Marvin L. Friedland (together, the "Shareholders"). Collectively, the Shareholders are the beneficial owners of 4,064,153 shares of common stock, no par value, of Motor Cargo (the "Subject Shares"). As described in more detail in the Schedule 13D filed on October 24, 2001 by Union Pacific with the Securities and Exchange Commission subject to the exception set forth in paragraph (2) below, the Shareholders have, among other things, agreed to (a) tender the Subject Shares in connection with the planned offer by Union Pacific to acquire all of the outstanding common stock of Motor Cargo in exchange for cash consideration or common stock of Union Pacific, (b) elect to receive Union Pacific Stock and (c) vote the Subject Shares in the manner set forth therein with respect to certain matters that pertain to the Agreement and Plan of Merger.

(2) Mr. Friedland's Shareholder Agreement provides that he is not required to take any action or make any election which conflicts with his existing contractual obligations imposed by margin accounts he maintains with respect to his 188,153 Subject Shares, and, therefore, he may elect to receive either cash or common stock of Union Pacific.

(3) Union Pacific disclaims beneficial ownership of the Subject Shares. Union Pacific does not have, nor does it share, the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction involving the Subject Shares. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by Union Pacific that it is the beneficial owner of any of the common stock referred to herein for purposes of Rule 13 (d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

UNION PACIFIC CORPORATION


/s/ Carl W. von Bernuth                                October 24, 2001
---------------------------------                     ------------------
By:    Carl W. von Bernuth
Title: Vice President,                                      Date
       Secretary and General Counsel

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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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